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                               September 3, 2021

       Paul Conway
       Chief Executive Officer
       Counter Press Acquisition Corporation
       1981 Marcus Avenue, Suite 227
       Lake Success, NY 11042

                                                        Re: Counter Press
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
10, 2021
                                                            CIK No. 0001873964

       Dear Mr. Conway:

               We have conducted a limited review of your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on August 10, 2021

       Capitalization, page 74

   1. We note that you are offering 7,500,000 shares of Class A ordinary shares as part of your initial public offering
of units, but footnote 4 suggests that you will show less than all
                                                        7,500,000 shares of
Class A ordinary shares subject to possible redemption in your
                                                        Capitalization table.
Please tell us how you considered the guidance in ASC 480-10-S99-
                                                        3A, which requires
securities that are redeemable for cash or other assets to be classified outside of permanent
equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable
date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not
solely within the control of the issuer, in concluding that all 7,500,000
 Paul Conway
Counter Press Acquisition Corporation
September 3, 2021
Page 2
       shares of Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publically file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Conway
                                                             Division of
Corporation Finance
Comapany NameCounter Press Acquisition Corporation
                                                             Office of Real
Estate & Construction
September 3, 2021 Page 2
cc:       William N. Haddad, Esq.
FirstName LastName